UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34986

Global Brokerage, Inc.

(Exact name of registrant as specified in its charter)

55 Water Street, FL 50

New York, NY 10041

(212) 897-7600

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A Common Stock, par value $0.01

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 102

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Brokerage, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Global Brokerage, Inc.

Date: December 29, 2017	By:	/s/ David S. Sassoon
David S. Sassoon
General Counsel